EXHIBIT 4

To the knowledge of the Reporting Persons, the address of Babak Yazdani is 2400 Bridge Parkway, Redwood Shores, California 94065 and his principal occupation is serving as the Chairman of the Board and Chief Executive Officer of the Issuer.

To the knowledge of the Reporting Person, based on the Pequot 13D:

Pequot Capital Management, Inc. (“Pequot”), a Connecticut corporation, is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which Pequot exercises discretionary authority (the “Accounts”). The address of the principal business and office of Pequot, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

Pequot is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership, and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership, each of which are Accounts.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of Pequot (collectively, the “Executive Officer, Director and Controlling Person”). Mr. Samberg is a citizen of the United States. Lawrence D. Lenihan, Jr., an employee of Pequot, is a director of the Issuer.